Unaudited Condensed Interim

Consolidated Financial Statements

For the three and six months

ended

June 30, 2025

OR Royalties Inc. Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

		June 30,	December 31,
		2025	2024
	Notes	$	$

Assets

Current assets

Cash	3	49,626	59,096
Amounts receivable		3,012	3,106
Other assets		980	1,612
Investment held for sale	5	48,360	-
		101,978	63,814

Non-current assets

Investments in associates	4	39,849	43,262
Other investments	5	54,997	74,043
Royalty, stream and other interests	6	1,156,275	1,113,855
Goodwill		81,512	77,284
Other assets		7,580	5,376
		1,442,191	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities		4,505	5,331
Dividends payable		10,349	8,433
Income tax liabilities	10	5,482	-
Lease liabilities		1,228	852
		21,564	14,616

Non-current liabilities

Lease liabilities		4,419	3,931
Long-term debt	7	35,655	93,900
Deferred income taxes		90,193	76,234
		151,831	188,681

Equity

Share capital	8	1,695,357	1,675,940
Contributed surplus		59,209	63,567
Accumulated other comprehensive loss		(90,890)	(141,841)
Deficit		(373,316)	(408,713)
		1,290,360	1,188,953
		1,442,191	1,377,634

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
	Notes	$	$	$	$
			Restated (Note 2)		Restated (Note 2)
Revenues	10	60,364	47,391	115,280	92,438

Cost of sales	10	(2,560)	(1,628)	(4,179)	(2,987)
Depletion	10	(7,613)	(7,609)	(15,357)	(16,155)
Gross profit		50,191	38,154	95,744	73,296

Other operating expenses
General and administrative		(5,938)	(4,649)	(10,897)	(9,193)
Business development		(2,826)	(1,528)	(4,905)	(2,539)
Impairment of royalty interests		-	(49,558)	-	(49,558)
Operating income (loss)		41,427	(17,581)	79,942	12,006
Interest income		618	909	1,216	1,843
Finance costs		(1,124)	(2,075)	(2,854)	(4,842)
Foreign exchange gain (loss)		665	(782)	825	(3,193)
Share of loss of associates		(2,113)	(2,278)	(5,865)	(12,331)
Other (losses) gains, net	10	(24)	(259)	(310)	1,478
Earnings (loss) before income taxes		39,449	(22,066)	72,954	(5,039)
Income tax (expense) recovery	10	(7,091)	6,650	(14,956)	792
Net earnings (loss)		32,358	(15,416)	57,998	(4,247)

Net earnings (loss) per share	11
Basic and diluted		0.17	(0.08)	0.31	(0.02)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Comprehensive Income (Loss) For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
		Restated (Note 2)		Restated (Note 2)
Net earnings (loss)	32,358	(15,416)	57,998	(4,247)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	15,029	5,738	15,415	7,414
Income tax effect	(1,843)	(560)	(1,682)	(794)
Share of other comprehensive income (loss) of an associate	52	(735)	(117)	(946)

Items that may be reclassified to the consolidated statements of income (loss)

Cumulative translation adjustments	35,778	(6,537)	36,665	(22,920)
Share of other comprehensive (loss) income of an associate	(296)	(393)	404	(2,190)
Other comprehensive income (loss)	48,720	(2,487)	50,685	(19,436)

Comprehensive income (loss)	81,078	(17,903)	108,683	(23,683)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statements of Cash Flows For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,

	Notes	2025	2024	2025	2024
		$	$	$	$
			Restated (Note 2)		Restated (Note 2)
Operating activities
Net earnings (loss)		32,358	(15,416)	57,998	(4,247)
Adjustments for:
Share-based compensation		2,171	1,651	4,260	3,220
Depletion and amortization		7,909	7,850	15,941	16,640
Impairment of royalty interests		-	49,558	-	49,558
Changes in expected credit losses of other investments		-	-	-	(1,399)
Share of loss of associates		2,113	2,278	5,865	12,331
Change in fair value of financial assets at fair value through profit and loss		24	259	310	(79)
Foreign exchange (gain) loss		(787)	770	(879)	3,207
Deferred income tax expense (recovery)		1,065	(6,967)	8,307	(1,504)
Other		166	111	270	225
Net cash flows provided by operating activities before changes in non-cash working capital items		45,019	40,094	92,072	77,952
Changes in non-cash working capital items	12	6,356	(1,860)	5,382	(2,356)
Net cash flows provided by operating activities		51,375	38,234	97,454	75,596

Investing activities
Acquisitions of short-term investments		-	(3,703)	-	(4,370)
Acquisitions of investments		(995)	-	(12,359)	-
Proceeds on disposal of investments		-	-	-	3,847
Acquisitions of royalty and stream interests		(17,929)	-	(23,214)	-
Other		(456)	(2)	(473)	(5)
Net cash flows used in investing activities		(19,380)	(3,705)	(36,046)	(528)

Financing activities
Increase in long-term debt		-	-	10,437	-
Repayment of long-term debt		(40,000)	(32,327)	(70,000)	(64,721)
Exercise of share options and shares issued under the share purchase plan		8,889	2,000	11,476	5,609
Dividends paid		(7,853)	(7,403)	(15,463)	(15,083)
Withholding taxes on settlement of restricted and deferred share units		(5,732)	-	(6,385)	(2,204)
Other		(1,344)	(714)	(1,554)	(1,002)
Net cash flows used in financing activities		(46,040)	(38,444)	(71,489)	(77,401)

Decrease in cash before effects of exchange rate changes on cash		(14,045)	(3,915)	(10,081)	(2,333)
Effects of exchange rate changes on cash		601	(171)	611	(853)
Net decrease in cash		(13,444)	(4,086)	(9,470)	(3,186)
Cash - beginning of period		63,070	52,104	59,096	51,204
Cash - end of period	3	49,626	48,018	49,626	48,018

Additional information on the consolidated statements of cash flows is presented in Note 12.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statement of Changes in Equity For the six months ended June 30, 2025
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2025	186,679,202	1,675,940	63,567	(141,841)	(408,713)	1,188,953

Net earnings	-	-	-	-	57,998	57,998
Other comprehensive income	-	-	-	50,685	-	50,685
Comprehensive income	-	-	-	50,685	57,998	108,683
			.	.	.
Dividends declared	-	-	-	-	(18,676)	(18,676)
Shares issued - Dividends reinvestment plan	89,167	1,743	-	-	-	1,743
Shares issued - Employee share purchase plan	6,499	128	-	-	-	128
Share options - Share-based compensation	-	-	436	-	-	436
Share options exercised	1,105,109	14,658	(3,264)	-	-	11,394
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,399	-	-	3,399
Settlements	204,887	2,244	(4,218)	-	(2,628)	(4,602)
Income tax impact	-	-	79	-	-	79
Deferred share units to be settled in common shares:
Share-based compensation	-	-	425	-	-	425
Settlements	65,400	644	(1,397)	-	(1,031)	(1,784)
Income tax impact	-	-	182	-	-	182
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	266	(266)	-
Balance - June 30, 2025	188,150,264	1,695,357	59,209	(90,890)	(373,316)	1,290,360

(i) As at June 30, 2025, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statements of income (loss) amounting to $1.2 million and items that may be recycled to the consolidated statements of income (loss) amounting to ($92.1) million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Consolidated Statement of Changes in Equity For the six months ended June 30, 2024
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024 (restated - Note 2)	185,346,524	1,658,908	62,331	(84,816)	(388,492)	1,247,931

Net earnings	-	-	-	-	(4,247)	(4,247)
Other comprehensive loss	-	-	-	(19,436)	-	(19,436)
Comprehensive (loss) income	-	-	-	(19,436)	(4,247)	(23,683)

Dividends declared	-	-	-	-	(17,114)	(17,114)
Shares issued - Dividends reinvestment plan	89,426	1,313	-	-	-	1,313
Shares issued - Employee share purchase plan	8,404	127	-	-	-	127
Share options - Share-based compensation	-	-	874	-	-	874
Share options exercised	551,158	6,994	(1,462)	-	-	5,532
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,904	-	-	1,904
Settlement	147,677	1,427	(2,637)	-	(677)	(1,887)
Income tax impact	-	-	(52)	-	-	(52)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	440	-	-	440
Settlement	19,351	201	(437)	-	(92)	(328)
Income tax impact	-	-	129	-	-	129
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	36	(36)	-
Balance - June 30, 2024	186,162,540	1,668,970	61,090	(104,216)	(410,658)	1,215,186

(i) As at June 30, 2024, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($2.1) million and items that may be recycled to the consolidated statements of income (loss) amounting to ($102.1) million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1. Nature of activities

OR Royalties Inc. (formerly Osisko Gold Royalties Ltd) and its subsidiaries (together, "OR Royalties" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Material accounting policy information

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved these condensed interim consolidated financial statements for issue on August 5, 2025.

The condensed interim consolidated financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the respective interim periods have been accrued using the tax rates that would be applicable to expected total annual income.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated (including in the notes to the condensed interim consolidated financial statements).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2. Material accounting policy information (continued)

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2025. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management is currently assessing the impact of the new standard on its consolidated financial statements.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management is currently assessing the impact of the amendments on its consolidated financial statements.

Critical accounting estimates and significant judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The areas of judgement and estimation are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2024 and 2023.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Cash

As at June 30, 2025 and December 31, 2024, the consolidated cash position was as follows:

	June 30,	December 31,
	2025	2024
	$	$

Cash held in U.S. dollars	34,435	48,223
Cash held in Canadian dollars (i)	15,191	10,873
Total cash	49,626	59,096

(i) Cash held in Canadian dollars amounted to C$20.7 million as at June 30, 2025 (C$15.6 million as at December 31, 2024).

4. Investments in associates

	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	$	$

Balance - Beginning of period	43,262	87,444
Share of loss, net (i)	(5,865)	(30,025)
Share of other comprehensive income, net	287	463
Net loss on ownership dilution (ii)	-	(9,300)
Foreign exchange revaluation impact	2,165	(5,320)
Balance - End of period	39,849	43,262

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development").

(ii) In October and November 2024, Osisko Development completed private and brokered placements, which reduced the ownership percentage and resulted in a loss on dilution of $9.3 million.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Other investments

	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	6,548	6,766
Change in fair value	(310)	343
Foreign exchange revaluation impact	343	(561)
Balance - End of period	6,581	6,548

Fair value through other comprehensive loss (common shares)
Balance - Beginning of period	55,313	63,569
Acquisitions	10,764	-
Change in fair value	15,415	(4,778)
Disposals	-	(2,448)
Foreign exchange revaluation impact	1,467	(1,030)
Balance - End of period	82,959	55,313

Amortized cost (notes)
Balance - Beginning of period	12,182	-
Additions	1,595	-
Effective interests	40	-
Repayments	-	(1,399)
Change in allowance for expected credit loss and write-offs	-	1,399
Reclassification from short-term investments (i)	-	12,182
Balance - End of period	13,817	12,182
Total	103,357	74,043
Investment held for sale (ii)	48,360	-
Other investments	54,997	74,043
Total	103,357	74,043

(i) During the year 2024, the Company advanced funds to an associate, which holds a mining project in development on which the Company owns a stream interest. Following signature of a term sheet with the associate in 2024, the carrying value of the loan ($12.2 million) was reclassified to other investments as the repayment terms were not expected to be within the next 12 months.

During the six months ended June 30, 2025, the Company advanced additional funds of $1.6 million to the associate. In June 2025, the Company sold its interest to a third party for a nominal amount. The stream interest held on the project as well as the note receivable were amended at the time of the transaction and will continue to be assumed by the new operator. As of June 30, 2025, the net book value of the amended note receivable amounted to $13.8 million. The note bears an interest rate of 8% and is secured by the assets of the mining project. Repayment of the note will commence after production starts and the full repayment by the operator of a $150 million bank credit facility.

(ii) On May 27, 2025, MAC Copper Limited ("MAC Copper") announced that it had entered into a binding scheme implementation deed (the "Transaction") with Harmony Gold Mining Company Limited ("Harmony") and Harmony Gold (Australia) Pty Ltd ("Harmony Australia"), a wholly-owned subsidiary of Harmony, under which it is proposed that Harmony Australia will acquire 100% of the issued share capital in MAC Copper. Under the terms of the Transaction, MAC Copper shareholders will receive $12.25 cash per MAC Copper share. As of June 30, 2025, OR Royalties, through its fully-owned subsidiary OR Royalties International Ltd. (formerly Osisko Bermuda Limited), owns 4,000,000 shares of MAC Copper, which under the current terms of the Transaction are worth $49.0 million. As a result of the binding Transaction, the investment in MAC Copper was presented under investment held for sale on the consolidated balance sheets as at June 30, 2025.

Other investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Royalty, stream and other interests

		Six months ended June 30, 2025
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	637,413	465,671	10,771	1,113,855
Additions	10,179	13,035	-	23,214
Depletion	(6,118)	(9,239)	-	(15,357)
Foreign exchange revaluation impact	30,550	4,013	-	34,563
Balance - June 30	672,024	473,480	10,771	1,156,275

Producing
Cost	453,135	571,598	-	1,024,733
Accumulated depletion and impairment	(325,221)	(239,674)	-	(564,895)
Net book value - June 30	127,914	331,924	-	459,838

Development
Cost	333,782	174,385	-	508,167
Accumulated depletion and impairment	(72,598)	(58,574)	-	(131,172)
Net book value - June 30	261,184	115,811	-	376,995

Exploration and evaluation
Cost	286,450	26,268	10,771	323,489
Accumulated depletion and impairment	(3,524)	(523)	-	(4,047)
Net book value - June 30	282,926	25,745	10,771	319,442
Total net book value - June 30	672,024	473,480	10,771	1,156,275

Main acquisition - 2025

Silver stream - South Railroad project

In May 2025, OR Royalties International Ltd. ("OR Royalties International") acquired a silver stream on Orla Mining Ltd.'s  South Railroad project in Nevada, United States, for $13.0 million. OR Royalties International will be entitled to receive 100% of the silver production from the Dark Star, Pinion and Jasperoid Wash deposits for the life of mine, in exchange for ongoing cash payments for refined silver equal to 15% of the silver spot price at the time of delivery.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Royalty, stream and other interests (continued)

		Year ended December 31, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	695,356	468,171	10,771	1,174,298
Additions	50,121	23,328	-	73,449
Depletion	(12,208)	(20,399)	-	(32,607)
Impairments	(49,558)	-	-	(49,558)
Foreign exchange revaluation impact	(46,298)	(5,429)	-	(51,727)
Balance - December 31	637,413	465,671	10,771	1,113,855

Producing
Cost	390,283	561,690	-	951,973
Accumulated depletion and impairments	(303,757)	(223,253)	-	(527,010)
Net book value - December 31	86,526	338,437	-	424,963

Development
Cost	352,216	160,017	20,842	533,075
Accumulated depletion and impairments	(68,832)	(58,531)	(20,842)	(148,205)
Net book value - December 31	283,384	101,486	-	384,870

Exploration and evaluation
Cost	274,874	26,271	10,771	311,916
Accumulated depletion and impairments	(7,371)	(523)	-	(7,894)
Net book value - December 31	267,503	25,748	10,771	304,022
Total net book value - December 31	637,413	465,671	10,771	1,113,855

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7. Long-term debt

	June 30,	December 31,
	2025	2024
	$	$

Balance - Beginning of period	93,900	145,080
Increase in revolving credit facility	10,437	35,000
Repayment of revolving credit facility	(70,000)	(84,721)
Foreign exchange revaluation impact	1,318	(1,459)
Balance - End of period	35,655	93,900
Current portion	-	-
Non-current portion	35,655	93,900
	35,655	93,900

Revolving credit facility

In May 2025, the Company amended its existing revolving credit facility (the "Credit Facility"), including the conversion from a Canadian dollar denominated facility to a United States dollar denominated facility, as well as an increase in the overall size of the Credit Facility. Under the amended agreement, the Company has now access to a Credit Facility of $650.0 million with an additional uncommitted accordion of up to $200.0 million (subject to acceptance by the lenders). The previous credit facility agreement had a maximum amount of C$550.0 million with an uncommitted accordion of up to C$200.0 million.

The maturity date of the Facility was extended from April 30, 2028 to May 30, 2029. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at June 30, 2025, the effective interest rate on the drawn balance was 4.88%, including the applicable margin.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at June 30, 2025, all such ratios and requirements were met.

8. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

188,150,264 common shares

Normal Course Issuer Bid

In December 2024, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases are limited to 73,283 common shares, other than block purchase exemptions. During the six months ended June 30, 2025, the Company did not purchase any common shares under the NCIB program.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Share capital (continued)

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2025:

Declaration date	Dividend per share	Record date	Payment date	Dividend declared
	$			$

February 19, 2025 (i)	0.046	March 31, 2025	April 15, 2025	8,475,000
May 7, 2025	0.055	June 30, 2025	July 15, 2025	10,201,000
	0.101			18,676,000

(i) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

As at June 30, 2025, the holders of 11.4 million common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $0.6 million. Therefore, 23,915 common shares were issued on July 15, 2025 at a discount rate of 3%.

9. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended June 30, 2025		Year ended December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		C$		C$
Balance - Beginning of period	32,452,542	15.41	3,122,006	14.50
Granted	-	-	287,300	18.72
Exercised	(1,105,109)	14.39	(956,758)	13.44
Forfeited / Cancelled	(6,666)	18.61	-	-
Expired	-	-	(6)	13.93
Balance - End of period	1,340,767	16.23	2,452,542	15.41
Options exercisable - End of period	1,001,766	15.52	1,703,943	14.51

The weighted average share price when share options were exercised during the six months ended June 30, 2025 was C$32.19 (C$23.59 for the year ended December 31, 2024).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Share-based compensation (continued)

Share options (continued)

The following table summarizes the share options outstanding as at June 30, 2025:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
C$		C$			C$
12.70 - 14.50	593,501	13.55	1.3	588,801	13.56
15.97 - 22.20	747,266	18.36	3.5	412,965	18.31
	1,340,767	16.23	2.5	1,001,766	15.52

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and six months ended June 30, 2025, the total share-based compensation related to share options amounted to $0.2 million and $0.4 million, respectively ($0.4 million and $0.9 million during the three and six months ended June 30, 2024, respectively).

Deferred and restricted share units

The Company offers a deferred share unit ("DSU") plan and a restricted share unit ("RSU") plan, which allow DSUs and RSUs to be granted, respectively, to non-executive directors, officers and/or employees as part of their director's fees or long-term compensation package, as applicable.

The following table summarizes information about the DSUs and RSUs movements:

	Six months ended June 30, 2025		Year ended December 31, 2024
	DSUs (i)	RSUs (ii)	DSUs (i)	RSUs (ii)

Balance - Beginning of period	435,505	742,202	414,278	717,105
Granted	35,310	342,340	70,440	308,000
Reinvested dividends	1,929	3,897	4,578	8,247
Settled	(141,570)	(298,156)	(42,095)	(272,160)
Forfeited	-	-	(11,696)	(18,990)
Balance - End of period	331,174	790,283	435,505	742,202
Balance - Vested	295,864	-	381,246	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSUs vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout is determined by multiplying the number of DSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period. When payment is settled by issuing common shares, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSUs granted in the first six months of 2025 have a weighted average value of C$34.01 per DSU (the DSUs granted during the first six months of 2024 had a weighted average value of C$21.84 per DSU).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) One half of the RSUs is time-based (the "time-based RSUs") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSUs"). The time-based RSUs granted prior to 2024 vest and are payable three years after the grant date. The time-based RSUs granted in 2024 and 2025 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSUs vest and are payable three years after the grant date. The RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout is determined by multiplying the number of RSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period and adjusted for the performance-based components, when applicable. When payment is settled by issuing common shares, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities. The RSUs granted in the first six months of 2025 have a weighted average value of C$26.68 per RSU (the RSUs granted during the first six months of 2024 had a weighted average value of C$18.79 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three and six months ended June 30, 2025 amounted to $2.0 million and $3.8 million, respectively ($1.2 million and $2.3 million for the three and six months ended June 30, 2024, respectively).

Based on the closing price of the common shares at June 30, 2025 ($25.71 or C$35.00), and considering a marginal income tax rate of 53.3%, the estimated amount that the Company is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSUs and RSUs to be settled in equity amounts to $4.0 million ($3.7 million as at December 31, 2024) and to $15.3 million based on all DSUs and RSUs outstanding ($11.4 million as at December 31, 2024).

10. Additional information on the consolidated statements of income (loss)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Revenues

Royalty interests	42,185	33,790	78,975	66,819
Stream interests	18,179	13,601	36,305	25,619
	60,364	47,391	115,280	92,438

Cost of sales

Royalty interests	171	106	316	184
Stream interests	2,389	1,522	3,863	2,803
	2,560	1,628	4,179	2,987

Depletion

Royalty interests	3,408	3,918	6,118	8,022
Stream interests	4,205	3,691	9,239	8,133
	7,613	7,609	15,357	16,155

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10. Additional information on the consolidated statements of income (loss) (continued)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Other (losses) gains, net

Change in fair value of financial assets at fair value through profit and loss	(24)	(259)	(310)	79
Change in allowance for expected credit loss of other investments	-	-	-	1,399
	(24)	(259)	(310)	1,478

Income tax (expense) recovery

Current income taxes	(6,026)	(317)	(6,649)	(712)
Deferred income taxes	(1,065)	6,967	(8,307)	1,504
	(7,091)	6,650	(14,956)	792

The Company recognized income tax liabilities of $5.5 million as of June 30, 2025 related to Canadian and provincial income taxes. As of June 30, 2025, the Company had limited remaining non-capital losses and other tax attributes available to fully offset profits earned in Canada.

11. Net earnings (loss) per share

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Net earnings (loss)	32,358	(15,416)	57,998	(4,247)

Basic weighted average number of common shares outstanding (in thousands)	187,746	186,217	187,362	186,009
Dilutive effect of share options	891	-	973	-
Dilutive effect of RSUs and DSUs	444	-	420	-
Diluted weighted average number of common shares (in thousands)	189,081	186,217	188,755	186,009

Net earnings (loss) per share
Basic and diluted	0.17	(0.08)	0.31	(0.02)

As a result of the net loss for the three and six months ended June 30, 2024, all potentially dilutive common shares are deemed to be antidilutive for the respective periods and thus diluted net loss per share is equal to the basic net loss per share.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Interests received	577	950	1,223	2,116
Interests paid on long-term debt	1,007	1,975	2,732	4,582
Income taxes paid	621	317	1,244	712

Changes in non-cash working capital items
Decrease (increase) in amounts receivable	(239)	(1,609)	94	33
Decrease in other current assets	531	55	632	351
(Decrease) increase in accounts payable and accrued liabilities	582	(306)	(826)	(2,740
Increase in income tax liabilities	5,482	-	5,482	-
	6,356	(1,860)	5,382	(2,356)

13. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			June 30, 2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	6,581	6,581
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	20,640	-	347	20,987
Other minerals (ii)	61,972	-	-	61,972
	82,612	-	6,928	89,540

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Fair value of financial instruments (continued)

			December 31, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	6,534	6,534
Other minerals	11	-	3	14
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	1,822	-	138	1,960
Other minerals (ii)	53,353	-	-	53,353
	55,186	-	6,675	61,861

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

During the six months ended June 30, 2025 and 2024, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the six months ended June 30, 2025 and 2024:

	2025	2024
	$	$

Balance - January 1	6,675	6,883
Acquisitions	200	-
Change in fair value - investments held at the end of the period (i)	(310)	65
Foreign exchange revaluation impact	363	(231)
Balance - June 30	6,928	6,717

(i) Recognized in the consolidated statements of income (loss) under other (losses) gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility (warrants) or the discount rate (convertible instruments). An increase/decrease in the expected volatility used in the models of 10% or in the discount rate of 5% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at June 30, 2025 and December 31, 2024.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, revenues receivable from royalty, stream and other interests, other receivables, notes receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the notes receivable approximates their carrying value as there were no significant negative changes in economic and risk parameters or assumptions related directly to the instruments since the issuance, acquisition, renewal or revaluation of those financial instruments.

14. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2025 and 2024, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2025

Royalties	75,947	2,309	296	423	-	78,975
Streams	5,762	14,908	8,763	-	6,872	36,305
	81,709	17,217	9,059	423	6,872	115,280

2024

Royalties	66,302	412	105	-	-	66,819
Streams	4,001	11,192	5,771	-	4,655	25,619
	70,303	11,604	5,876	-	4,655	92,438

(i) 91% of North America's revenues were generated from Canada during the six months ended June 30, 2025 (91% during the six months ended June 30, 2024).

For the six months ended June 30, 2025, two royalty and stream interests generated revenues of $62.8 million (two royalty and stream interests generated revenues of $50.5 million for the six months ended June 30, 2024), which represented 54% of revenues (55% of revenues for the six months ended June 30, 2024), including one royalty interest that generated revenues of $47.9 million ($39.3 million for the six months ended June 30, 2024).

For the six months ended June 30, 2025, revenues generated from precious metals represented 96% of total revenues (99% for the six months ended June 30, 2024).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2025 and December 31, 2024, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2025

Royalties	407,974	133,235	62,178	52,467	5,272	10,898	672,024
Streams	162,585	124,266	133,015	-	22,300	31,314	473,480
Offtakes	-	-	7,067	-	3,704	-	10,771

	570,559	257,501	202,260	52,467	31,276	42,212	1,156,275

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

(i) 77% of North America's net interests are located in Canada as at June 30, 2025 (78% as at December 31, 2024).

15. Subsequent events

Revolving credit facility

Subsequent to June 30, 2025, the Company repaid a total amount of $21.0 million on its revolving credit facility.

Dividend

On August 5, 2025, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on October 15, 2025 to shareholders of record as of the close of business on September 30, 2025.